United States securities and exchange commission logo





                           March 16, 2021

       Jeffrey Chugg
       Vice President, Legal
       TaskUs, Inc.
       1650 Independence Drive, Suite 100
       New Braunfels, TX 78132

                                                        Re: TaskUs, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted January
15, 2021
                                                            CIK No. 0001829864

       Dear Mr. Chugg:

               We have reviewed your supplemental response letter dated March 1, 2021 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Correspondence Submitted March 1, 2021

       Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted on January 15,
       2021
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Share-Based Compensation, page 101

   1.                                                   Please supplementally
provide us an analysis of the fair value of common shares and options using the same
probability weighted expected return method, including
                                                        comparable market data,
comparable guideline transaction multiples and publicly traded comparable and
historical IPO multiples as of March 9, 2020 and June 3, 2020 which support your
determination that the December 10, 2019 valuation was still the best
 Jeffrey Chugg
TaskUs, Inc.
March 16, 2021
Page 2
       estimate, despite your fair value determination nearly tripling from $44 in December 2019 to $120 in September 2020. Please also integrate your detailed analysis and proposed disclosure changes with your 2020 financial results, which are not yet included in the filing.
        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,
Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameJeffrey Chugg
                                                           Division of
Corporation Finance
Comapany NameTaskUs, Inc.
                                                           Office of Technology
March 16, 2021 Page 2
cc:       Edgar J. Lewandowski, Esq.
FirstName LastName